SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

As of September 30, 2003 and December 31, 2002 and for the three month and nine month periods ended September 30, 2003 and 2002

Polska Telefonia Cyfrowa Sp. z o.o.

(Exact Name of Registrant as Specified in Its Charter)

Al. Jerozolimskie 181, 02-222 Warsaw

(Address of Principal Executive Offices)

Poland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

      Ö

Form 40-F ______________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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We, Polska Telefonia Cyfrowa Sp. z o.o., are a limited liability company organized under the laws of the Republic of Poland.

References to the ‘‘10¾% Notes’’ are to the 10¾% Senior Subordinated Guaranteed Discount Notes due July 1, 2007. The 10¾% Notes were issued in July 1997 by PTC International Finance B.V., a wholly-owned finance company subsidiary of ours organized under the laws of The Netherlands.

References to the ‘‘11¼% Notes’’ are to the 11¼ % Senior Subordinated Guaranteed Notes due December 1, 2009. The 11¼% Notes were issued in November 1999 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

References to the ‘‘10⅞% Notes’’ are to the 10⅞% Senior Subordinated Guaranteed Notes due May 1, 2008. The 10⅞% Notes were issued in May 2001 by PTC International Finance II S.A., a company organized under the laws of Luxembourg. PTC International Finance II S.A. is a wholly-owned subsidiary of PTC International Finance (Holding) B.V., a wholly owned holding company subsidiary of ours organized under the laws of The Netherlands.

The 10¾% Notes, 11¼% Notes and 10 7/8% Notes (together, the ‘‘Existing Notes’’) are fully and unconditionally guaranteed by us on a senior subordinated basis. PTC International Finance B.V., PTC International Finance (Holding) B.V. and PTC International Finance II, S.A. do not file separate reports under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’). We have no other subsidiaries.

We publish our Financial Statements in Polish Zloty. In this quarterly report on Form 6-K (the ‘‘Form 6-K’’), references to ‘‘Zloty’’ or ‘‘PLN’’ are to the lawful currency of the Republic of Poland, references to ‘‘U.S. dollars’’, ‘‘U.S.$’’, ‘‘USD’’ or ‘‘$’’ are to the lawful currency of the United States of America, references to ‘‘€’’ and ‘‘Euro’’ are to the single currency of those member states of the European Union participating in the third stage of European Economic and Monetary Union. Our Financial Statements for the three month and nine month periods ended September 30, 2003 and 2002, included in this Form 6-K have been prepared in accordance with International Financial Reporting Standards (‘‘IFRS’’), which differ in certain respects from generally accepted accounting principles in the United States (‘‘U.S. GAAP’’) (see Note 15 to the Financial Statements). Unless otherwise stated herein, all financial information presented in this Form 6-K has been prepared in accordance with IFRS.

This report contains translations of Zloty amounts into U.S. dollars at specified rates solely for the convenience of the reader. No representation is made that the amounts referred to in this report as convenience translations could have been or could be converted from Zloty into U.S. dollars at these rates, or at any particular rate or at all. Unless otherwise indicated, all translations in this report of Zloty amounts into U.S. dollars are at the rate of $1 = PLN 3.9799, the Fixing Rate announced by the Polish National Bank on September 30, 2003.

____________________________

Our registered office and our headquarters are located at Al. Jerozolimskie 181, 02-222 Warsaw, Poland; our telephone number is (+48.22.413.6000).

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TABLE OF CONTENTS

Item 1. Financial Statements

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Item 3. Quantitative And Qualitative Disclosures About Market Risks

Part II. Other Information

Item 1. Legal proceedings

Item 2. Material contracts

Item 3. Business environment

SIGNATURES

Part I. Financial Information

Item 1. Financial Statements

See “Financial Statements” attached to this form 6-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

This Quarterly Report on Form 6-K contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than historical information or statements of current condition. Some forward looking statements may be identified by use of such terms as "believes", "anticipates", "intends", or "expects". These forward-looking statements relate to the plans, objectives and expectations of our future operations. In light of the risks and uncertainties inherent in all such projected operational matters, the inclusion of forward-looking statements in this report should not be regarded as a representation by us or any other person that our objectives or plans will be achieved or that any of our operating expectations will be realized. Our revenues and results of operations are difficult to forecast and could differ materially from those projected in the forward-looking statements contained in this report as a result of numerous factors including among others, the following: (i) changes in customer rates per minute; (ii) foreign currency fluctuations; (iii) termination of certain service agreements or inability to enter into additional service agreements; (iv) inaccuracies in our forecast of traffic growth; (v) changes in or developments under domestic or foreign laws, regulations, licensing requirements or telecommunications standards; (vi) domestic or foreign political or economic instability; (vii) changes in the availability of transmission facilities; (viii) loss of the services of key officers; (ix) loss of a customer which provides us with significant revenues; (x) highly competitive market conditions in the industry; (xi) concentration of credit risk; (xii) availability of long term financing; and availability and functionality of new technologies in both handsets and infrastructure. The foregoing review of the important factors should not be considered as exhaustive.

Operating Results

The following section should be read in conjunction with our Financial Statements (including the Notes thereto) presented elsewhere in this Form 6-K. The Financial Statements, and the related financial information set forth and discussed in this section, have been prepared in accordance with International Financial Reporting Standards, which differ in certain respects from U.S. GAAP. For a description of the material differences between International Financial Reporting Standards and U.S. GAAP, see Note 15 to the Financial Statements for the three month and nine month periods ended September 30, 2003 and 2002, and as of September 30, 2003 and December 31, 2002. The financial data presented in accordance with International Financial Reporting Standards included and discussed below for the three month and nine month periods ended September 30, 2003 and 2002, and as of September 30, 2003 have been derived from unaudited Financial Statements.

Statement of Operations Data

	Three months ended September 30, 2003		Nine months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
	$(1)	PLN	PLN	PLN	PLN
	(in thousands, except subscribers and churn rate data)
Income Statement Data
International Financial Reporting Standards (unaudited)
Net sales:
Service revenues and fees	358,346	1,426,180	4,023,184	1,271,295	3,501,475
Sales of telephones and accessories	12,575	50,047	127,732	44,549	135,616
Total net sales	370,921	1,476,227	4,150,916	1,315,844	3,637,091
Cost of sales:
Cost of services sold	(146,860)	(584,488)	(1,745,998)	(601,965)	(1,541,216)
Cost of sales of telephones and accessories	(65,431)	(260,410)	(912,872)	(265,926)	(735,126)
Total cost of sales	(212,291)	(844,898)	(2,658,870)	(867,891)	(2,276,342)
Gross margin	158,630	631,329	1,492,046	447,953	1,360,749
Operating expenses:
Selling and distribution costs	(34,944)	(139,072)	(461,376)	(119,891)	(402,755)
Administration and other operating costs	(14,740)	(58,665)	(178,060)	(62,020)	(177,776)
Total operating expenses	(49,684)	(197,737)	(639,436)	(181,911)	(580,531)
Operating profit	108,946	433,592	852,610	266,042	780,218
Interest and other financial expenses, net	(47,537)	(189,194)	(407,660)	(170,001)	(584,792)
Profit before taxation	61,409	244,398	444,950	96,041	195,426
Taxation charge	(27,783)	(110,573)	(147,545)	(19,324)	(53,253
Net profit	33,626	133,825	297,405	76,717	142,173
U.S. GAAP (unaudited)
Revenues	377,987	1,504,349	4,178,985	1,316,374	3,638,004
Cost of sales	(218,741)	(870,566)	(2,680,022)	(865,928)	(2,270,068)
Operating expenses	(49,684)	(197,737)	(639,436)	(181,911)	(580,532)
Interest and other financial expenses, net	(29,828)	(118,711)	(461,436)	(225,021)	(771,328)
Taxation charge	(26,027)	(103,584)	(126,256)	(13,085)	(23,107)
Net income (loss)	53,707	213,751	271,835	(30,429)	(7,030)
Other Financial and Operating Data (unaudited)
EBITDA (IFRS) (2)	166,326	661,960	1,545,434	488,102	1,474,804
EBITDA (U.S. GAAP) (2)	166,331	661,980	1,545,065	488,120	1,474,886
Net cash from operating activities	165,091	657,044	1,187,653	498,480	1,243,180
Net cash used in investing activities	(25,191)	(100,284)	(314,463)	(193,016)	(486,351)
Net cash used in financing activities	(131,979)	(525,262)	(912,959)	(283,828)	(807,843)
Subscribers at end of period		5,809,376	5,809,376	4,549,274	4,549,274
Monthly churn rate (%) (3)		2.0	1.6	1.4	1.6

(1)

Solely for the convenience of the reader, Zloty amounts have been translated into U.S. dollars at the rate of PLN 3.9799 per $1.00, the Fixing Rate announced by the National Bank of Poland on September 30, 2003.  The translated amounts should not be construed as representations that the Zloty has been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(2)

EBITDA represents earnings before interest and other financial expenses (net), taxes, depreciation and amortization. EBITDA is included as supplemental disclosure because it is generally accepted as providing useful information regarding a company’s ability to service and incur debt. EBITDA should not, however, be considered in isolation as a substitute for net income, cash flow provided from operating activities or other income or cash flow data or as a measure of a company’s profitability or liquidity. Please refer to the reconciliation of the EBITDA amounts presented below

(3)

The churn rate is calculated as the average of the monthly churn rates in the relevant period. The monthly churn rate is calculated as the total number of voluntary and involuntary deactivations and suspensions during the relevant month expressed as a percentage of the average number of subscribers for the month (calculated as the average of the month end total number of subscribers and the total number of subscribers at the end of the previous month).

Balance Sheet Data
	At September 30, 2003 (unaudited)		At December 31, 2002
	$(1)	PLN	PLN
	(in thousands)
International Financial Reporting Standards
Long-term assets and deferred taxes	1,555,341	6,190,100	6,343,195
Total assets	1,796,402	7,149,501	7,265,044
Long-term liabilities, deferred tax liabilities and provisions	1,154,016	4,592,868	5,038,435
Total liabilities	1,356,311	5,397,981	5,912,517
Shareholders’ equity	440,091	1,751,520	1,352,527
U.S. GAAP
Long-term assets and deferred taxes	1,505,415	5,991,402	6,222,084
Total assets	1,795,619	7,146,384	7,378,253
Shareholders’ equity	398,492	1,585,957	1,213,927

Reconciliation of the EBITDA amounts

	Three months ended September 30, 2003		Nine months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
	$(1)	PLN	PLN	PLN	PLN
	(in thousands)
IFRS (unaudited)
Operating income	108,946	433,592	852,610	266,042	780,218
Depreciation and Amortization	57,380	228,368	692,824	222,060	694,586
EBITDA	166,326	661,960	1,545,434	488,102	1,474,804

U.S. GAAP (unaudited)
Operating income	109,562	436,046	859,527	268,535	787,404
Depreciation and Amortization	56,769	225,934	685,538	219,585	687,482
EBITDA	166,331	661,980	1,545,065	488,120	1,474,886

Operating overview

PTC was formed in December 1995, and was awarded a 15-year non-exclusive GSM 900 License in February 1996 by the Polish Ministry of Communications. Thereafter, we commenced construction of our GSM network and, in September 1996, started offering services to our subscribers under the brand name Era GSM. Since that time, we have experienced rapid growth.

In August 1999, we were granted a GSM 1800 License, also on a 15-year non-exclusive basis. Our GSM 1800 License enabled us to substantially enhance our call volume capacity, particularly in major urban areas. We commenced services under our GSM 1800 License on March 1, 2000.

In 2001 we started offering fast GPRS data transmission using our GSM network.

In December 2000, we were granted a UMTS License, on a 20-year non-exclusive basis. Our UMTS License will allow us to provide high-speed data and Internet services over our mobile network. All operators were initially required to launch UMTS services no later than January 1, 2004 and no earlier than January 1, 2003. Operators were required to cover 20 percent of the population of Poland by the end of 2004 and 40 percent of the population by the end of 2004.

The terms of the license have been amended twice. The second amendment resulted from the decision of the Chairman of OTRP dated September 9, 2003. The obligatory UMTS launch date has been moved to January 1, 2006. The date for achieving 20% population coverage of the UMTS network has been postponed until the end of 2007 and the 40% population coverage requirement has been removed from the license conditions.

We provide a broad range of high-quality wireless telephony services. These services include call forwarding, call waiting, voicemail, account information, short messaging services, multimedia messaging services, information services, wireless Internet access (enabled by WAP and GPRS technology) and multimedia services offered through the Era Omnix platform. We believe that our UMTS License will enable us to offer subscribers a wider range of products as we introduce broadband wireless services. We offer a range of differentiated tariff plans aimed at attracting and retaining subscribers with varying service needs. In particular, our strategic focus has been on acquiring and retaining high volume users on our post-paid service and expanding our exposure to the fast growing but lower usage pre-paid segment whilst minimizing churn to increase recurring cash flow from each of our subscribers. We provide roaming capabilities to our subscribers through 287 international roaming agreements with GSM operators in 148 countries (as at September 30, 2003), including all European countries with GSM services. Based on agreements with our roaming partners we provide prepaid roaming services in 80 countries and as of September 30, 2003 we offer our subscribers GPRS roaming  in 65 networks in 42 countries. We provide GPRS in-bound roaming for customers of 68 foreign operators.

Since our inception, we have benefited from the experience, expertise and financial and operating support of T-Mobile and Elektrim Telekomunikacja Sp. z o.o. and of their parent companies, Deutsche Telekom AG, Vivendi Universal S.A. and Elektrim S.A. The high quality standard of service that we provide has been confirmed by a series of ISO certifications. The latest achievement is the Quality Management System ISO 9001:2000 certificate, which is unique to telecommunications in Poland in that it covers all business processes of the Company.

Our subscriber number has been growing and continues to grow strongly as population penetration of mobile services continues to increase. For the quarter ended September 30, 2003, we acquired an average of approximately 70 thousand additional net subscribers per month compared to approximately 102 thousand in the corresponding period of 2002As of September 30, 2003, we provided wireless services to approximately 2.7 million post-paid subscribers and approximately 3.1 million pre-paid subscribers. Since we started our activity we have been using Era GSM brand name, which we changed, in March 2001, to Era to begin positioning it as a technology independent brand  in advance of the UMTS launch. We have two sub-categories of postpaid tariff plans Era Biznes, for business customers, and Era Moja for private customers. We also use Era Tak Tak brand for our pre-paid services.

The following table sets forth our key business indicators:

	Three months ended September 30, 2003	Nine months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002

Subscribers:
Gross subscribers additions	546,469	1,711,900	492,938	1,373,036
Churn rate (monthly average) (%)	2.0	1.6	1.4	1.6
Net subscriber additions	208,767	941,088	304,881	773,622
Total subscribers	5,809,376	5,809,376	4,549,274	4,549,274
Of which:
Post-paid subscribers	2,742,796	2,742,796	2,469,046	2,469,046
Pre-paid subscribers	3,066,580	3,066,580	2,080,228	2,080,228
Growth of total subscriber base in the preceding twelve months (%)	27.7	27.7	29.8	29.8
Traffic:
Average monthly minutes of use	81	80	96	97
Average monthly number of SMSs	24	23	18	17
Average monthly revenue per user	79.0	79.4	93.6	91.8
Change from prior year (%)	(15.6)	(13.5)	(9.7)	(10.5)
Coverage of GSM cellular network in Poland:
Geographical area covered (%)	96.5	96.5	96.5	96.5
Population covered (%)	99.5	99.5	99.5	99.5

Data for three month and nine month periods ended September 30, 2002 restated according to definitions used in 2003 to ensure comparability.

We provide average monthly revenue per user as a useful measure of demand for our services. As different groups of clients may have different propensities to use and pay for services provided by us, we measure the average revenue per user separately for customers from the pre-paid and post-paid segments of the market as a useful information about their impact on the revenues we generate and the value of those customers to us. To calculate average revenue per user we divide certain service revenues (including interconnection fees for incoming calls) that clients generate by the average monthly number of those clients in the period.

	Three months ended September 30, 2003	Nine months ended September 30, 2003	Three months ended September 30, 2002	Nine months ended September 30, 2002
All customers
Service revenues and fees1)	1,353,393	3,853,019	1,233,875	3,404,582
Average number of subscribers	5,707,881	5,391,534	4,396,070	4,121,864
Average revenue per user per month	79.0	79.4	93.6	91.8

Post-paid customers
Service revenues and fees1)	1,090,825	3,125,387	1,018,762	2,866,010
Average number of post-paid subscribers	2,707,867	2,633,620	2,431,210	2,387,280
Average revenue per post-paid user per month	134.3	131.9	139.7	133.4

Pre-paid customers
Service revenues and fees1)	260,661	722,628	215,113	538,572
Average number of pre-paid subscribers	2,975,094	2,734,695	1,964,860	1,734,583
Average revenue per pre-paid user per month	29.2	29.4	36.5	34.5

1) Service revenues and fees, which are not included in the calculation of average revenue per user include revenues generated by customers of foreign operators roaming in our network, fees we receive for activating new clients and for selling our transmission lines capacity (leased lines) and other revenues not related to the use of services by our subscribers. The items not included in the calculation of average revenue per user constituted 5.1% and 2.9% of total service revenues and fees in the periods of three months ended September 30, 2003 and September 30, 2002, respectively, and they constituted 4.2% and 2.8% of total service revenues and fees in the nine month periods ended September 30, 2003 and September 30, 2002, respectively.

Financial Review

Factors Affecting Revenues

Overview

We are the largest GSM wireless telephony services provider in Poland with approximately 5.8 million subscribers, a 35.7% share of the total Polish wireless market, 37.4% share of the post-paid market and 34.4% share of the pre-paid market, in each case, as of September 30, 2003. Among wireless service providers in Poland, we believe that we lead the market in terms of the number of subscribers, revenues, EBITDA, network quality, distribution network and brand awareness. We have national GSM 900, GSM 1800 and UMTS Licenses granted by the Polish government. As of September 30, 2003, our GSM network covered approximately 96.5% of the geographic area of Poland, representing approximately 99.5% of the total Polish population. In addition, we have selectively rolled out GSM 1800 services, which allow us to increase capacity and to offer a seamless nationwide dual-band (GSM900/1800) service. To distribute our products and services, we use a network of 18 dealers with 889 points of sale and 399 Authorized Business Advisors, a direct sales force of 92 Business Advisors and a national network of our own 68 retail outlets (all data as of September 30, 2003).

The main source of our revenue is airtime tariffs, consisting primarily of monthly service fees, and charges for calls that originate or terminate on our network, including international calls that originate outside Poland and terminate on our network. Other significant revenue sources include service activation fees and revenues from the sale of telephones and accessories. Airtime tariffs include revenues from incoming and outgoing calls, a relatively small amount of charges for roaming calls and revenue from the usage of prepaid airtime cards. Airtime charges are paid by the initiators of calls, and when our subscribers travel outside Poland, they are also charged for the international call forwarding cost of their incoming calls.

Starting from February 1, 2003 we commenced internetworking settlements with the two other Polish mobile operators, PTK Centertel and Polkomtel, related to SMS messages sent between the networks. Agreements provide for symmetrical rates for each message, paid by the operator in whose network the message has been originated to the operator who terminates the message. During the third quarter of 2003 revenues amounting to PLN 30.8 million were recognized from this source for a total of PLN 77.1 million in the first three quarters of 2003.

Our revenues depend on the level of competition in the Polish telecommunications market. Competition in the market may increase if the Polish Government decides to run a tender for a fourth mobile operator in the future or if any of the entities which have obtained licenses to operate virtual mobile networks agree with one of the existing operators on terms permitting access to the incumbent’s network and launch their operations.

The higher data transmission rates of GPRS and UMTS in the air interface relative to GSM enables network operators to offer a broader range of services than is possible using GSM. We expect that these new services will appeal to the mass market and increase our revenues over time but we can provide no assurance that this will be the case. In addition, the success of these new services substantially depends on the availability of user-friendly handsets from handsets producers and our ability to identify and enter into agreements with content providers, content aggregators, applications service providers and mobile commerce partners to deliver such services to our subscribers. We believe that, if we are successful in these efforts, we may be able to reverse the downward trend in average revenue per user by replacing falling average voice revenues with revenues for use of data services, commissions received from mobile commerce partners and charges for advertising.

Our revenues depend on the number of subscribers, call and data volume and tariff pricing. Our total number of subscribers is affected by the number of new subscriber activations and by our rate of churn. Continued subscriber and traffic volume growth will depend on a number of factors, including pricing and promotions (including handset replacement programs), as well as general economic and market conditions, the level of competition for obtaining new subscribers and the capacity and coverage of our network. We expect that average minutes of use and revenue per subscriber will fall as the cellular telephone penetration level in Poland increases. We believe that this trend has been accentuated by the increase in our pre-paid subscriber base.

Subscriber Growth

New subscriber activations are driven by the success of marketing efforts and unmet demand for telecommunications services in Poland resulting from the growth of the Polish economy and low wireline penetration rates.

During the third quarter of 2003, we attracted approximately 546 thousand new gross subscribers, approximately 10.9% more than in the third quarter of 2002. We increased our total net subscriber base by 27.7% to 5,809,376 subscribers as of September 30, 2003, from 4,549,274 subscribers as of September 30, 2002. As of September 30, 2003, our subscribers consisted of approximately 47.2% post-paid subscribers and 52.8% pre-paid subscribers. During the third quarter of 2003, our post-paid subscriber base reached 2,742,796 subscribers, an 11.1 % increase from 2,469,046 at the end of the third quarter of 2002. Pre-paid subscribers totaled 3,066,580, which represent a 47.4% growth over 2,080,228 a year ago. The majority of new customers select pre-paid tariffs. During the last three months, the proportion of new customers selecting post-paid tariffs decreased to 30.4% compared to 36.8% in the third quarter of 2002.

We estimate that the overall number of subscribers in the Polish market grew by approximately 5.0 percent in the third quarter of 2003 to nearly 16.3 million subscribers, representing close to 42.4% market penetration.

In line with the trend observed during the last several quarters, the total Polish pre-paid market grew faster than the post-paid market with growth rates of 6.0% and 3.9% in the three months ended September 30, 2003, respectively.

PTC estimates its prepaid and post-paid market shares at 34.4% and 37.4% respectively compared to 31.7% and 40.6% respectively at the end of September 2002. This makes us the clear leader in post-paid and now a very close second operator in pre-paid.

During the third quarter, we reduced SACs supporting sales to the lowest segments of the post-paid private market and this resulted in reduced post-paid gross additions by 32.0% compared to the second quarter of 2003.  Competition has continued to heavily subsidise this segment despite low ARPUs and this has been a major factor in the observed 0.5 percentage points overall market share loss during the third quarter.

Our subscriber base represents approximately 35.7% of the total wireless market, which continues to position us as the leader among wireless services providers in Poland and is up from 35.0% at the end of 2002. Through higher than average exposure to post-paid subscribers and business customers, we aim to maintain a revenue market share near the current level of approximately 37%.

Churn Rate

”Churn” refers to disconnected subscriptions, either voluntary (due to our subscribers switching to competing networks or terminating their use of cellular communications services) or involuntary (due to non-payment of bills or suspected fraudulent use). We calculate churn rate using widely accepted general principles, by dividing the number of deactivations during a given period by the average subscriber base for such period. Prepaid customers are deactivated and recorded as churn 12 months after their last recharge, which we believe is broadly the stated practice of all three Polish operators.

We seek to minimize voluntary customer churn by providing a high quality network, loyalty programs and extensive subscriber service at competitive prices. In order to better enable us to recover subscriber acquisition costs from churn, we require our subscribers who purchase services during promotional campaigns to pay a fee, approximately equal to the discount on the full cost of their handset less activation fee, if they change tariff plans or cancel their subscriber contract prior to the expiration of a minimum period (generally two years).

Non-payment churn is managed through sophisticated fraud, credit checking and dunning techniques. Customers whose initial two-year contract has expired are free to terminate their service, without additional charges. Over the past two years the proportion of post-paid customers reaching the end of their initial subscription contracts has increased significantly. We have responded by initiating and successfully improving a loyalty program similar to airline mileage award programs which is based on minutes of airtime used by subscribers. It was upgraded in April 2003 by offering new awards for our subscribers, who can obtain packages of free airtime minutes or SMSs. For higher ARPU customers who decide to extend their contracts with us we offer a subsidized handset replacement program. Nevertheless, we believe that our success in subscriber retention or cost recovery measures will depend to a large extent upon competitive factors beyond our control. In particular, we believe that the tariff structure and minimum subscription period requirements implemented by our principal competitors will be a significant factor in our subscriber retention.

The average monthly churn rate in the third quarter of 2003, was 2.0%, up from 1.4% in the third quarter of 2002. The average monthly churn rate for post-paid subscribers in the third quarter of 2003 was 1.6% and was close to 1.5% in the corresponding period of 2002. We continuously focus on customer value in the postpaid private segment and carefully assess the profitability of our retention offers.

The monthly churn rate for pre-paid customers increased to 2.3% in the third quarter of 2003, compared to 1.4% in the corresponding quarter of 2002.  Prepaid customers are deactivated and recorded as churn 12 months after their last recharge, which is broadly the stated practice of all three Polish operators. Some deterioration in the average quality of prepaid additions, accepted as part of increasing our exposure to prepaid during 2002, is now affecting the prepaid churn statistics.  Pre-paid churn is expected to be stable between 2.0% and 2.5% over the next few quarters.

Subscriber Mix

Our revenues are affected by the mix between our post-paid and pre-paid subscribers. Post-paid subscribers generally have higher lifetime average subscriber values than pre-paid subscribers, as they tend to make a higher number of calls. The monthly revenue generated by post-paid customers is on average 4.6 times higher than the revenue coming from pre-paid customers. A particularly attractive part of the post-paid market is the business segment with more sophisticated needs and even higher lifetime subscriber value.

Those advantages of having post-paid subscribers come at a higher cost to the operator, as they require high network capacity and drive additional expenses of billing, customer service and bad debts. The most attractive characteristics of the pre-paid customers are the lower acquisition costs to the operator which equal less than a tenth of the cost of acquiring a post-paid subscriber, generation of cheap-to-supply off peak traffic, high unit profit margins, no bad debts and lower working capital requirements. The main draw-back of pre-paid customers is the weaker customer relationship and low traffic volumes to cover fixed costs.

Our subscriber base currently consists of 52.8% of pre-paid subscribers and of 47.2% post-paid subscribers. The company expects the proportion of its pre-paid subscribers to increase in the future, which may result in a continued decline in Average Revenue Per User Per Month (ARPU) in respect of voice services.

With the further popularization of GPRS-based services and the future introduction of UMTS services we expect to be able to extend our presence in the market of “machine to machine” or telematic services. These services are tailored for business subscribers to enable their fixed assets or products to be connected to its network for the purpose of transmitting and receiving data that increases operating efficiency or improves product functionality.

Tariff Policy

In the past few quarters we introduced new tariff plans for post-paid retail and business customers as well as for pre-paid customers. Tariff pricing, consisting of the rates we charge subscribers for airtime, monthly service and service activation, is significantly dependent on competitive factors. During the third quarter of 2003 our offer consisted of 15 post-paid tariff structures and three pre-paid tariff structures, with different airtime and monthly access charges catering to the usage patterns of different subscriber market segments. Airtime tariffs for domestic calls can be optionally differentiated depending on the time of day a call is made or if the call is made within the Era network or to other operators, while tariffs for international calls vary according to the destination of the call. We charge separately for certain bundles of the value-added services offered, such as call waiting, short message service and data and facsimile transmission.

We regularly run promotions in which our price for service activation, handsets or both is reduced for a promotional period. Our future price level will depend on the level of competition in the Polish telecommunications services market, demand for our services, the general level of Polish price inflation, other changes in factors affecting underlying costs, and increased competition from other technologies, including both cellular and other mobile telecommunications systems, as well as the availability within Poland of wireline telephones and any limitations on price increases imposed by regulators. Tariffs for inbound traffic are set by interconnection agreements with Telekomunikacja Polska S.A (“TPSA”), Polkomtel, Centertel, El-Net, Netia, Tel-Energo and other fixed-line operators.

Starting from July 1, 2002, we began offering a new tariff plan for pre-paid subscribers. Launch of the new tariff plan aimed to further increase attractiveness of our pre-paid offer and follows the changes introduced in May 2002 (SMS focused tariff plan). The new tariff plan “Together” is for those who make most of their calls within the Era network (cheap intra-network calls and SMSs). We also revised the existing “All Day” tariff and refreshed the “You and Me” tariff as “SMS Fan”, featuring cheap SMS rates. All pre-paid customers transitioned automatically from the previous plans to the new cheaper plans.

Starting from October 21, 2002, we introduced new tariff plans for both post-paid private (“Moja”) and post-paid business customers (“Biznes”). The main innovations introduced together with these tariff plans are: optional per 1 second billing (for an additional monthly fee), bundled minutes-SMSs exchangeability, cheaper SMSs, flat rate per minute and optional on-net/off-net and peak/off-peak differentiation. The new set of monthly fee and bundled minute options is tailored more to higher ARPU customers. These new post-paid tariffs are expected to reduce post-paid ARPU over coming quarters but also support usage levels due to elasticity effects. Improving our price positioning and introducing pricing innovations to the market is intended to support our market share leadership in the post-paid market. These were the first major price reductions on post-paid tariffs since November 2000.

On May 6, 2003, we introduced new tariffs “Taka jak Ty” for private and business postpaid subscribers. A differentiating feature of the “Taka jak Ty” tariff plans is a digressive rate per minute for an increasing volume of use. These are the only tariffs in the market which do not include airtime minutes bundled in the monthly fee, but offer a simple price per minute of use with an additional incentive of price reductions for higher usage customers.

During the quarter we launched a new post-paid tariff plan “Moja okolica”. This tariff plan enables customers to make cheap calls from one of eight “cheap calls areas”, which are mainly low traffic parts of Poland. The price is PLN 0.69 per minute for all calls to fixed line or Era customers.

Our existing range of Moja and Biznes tariffs, including bundled minutes and as upgraded last October, continue to be offered alongside “Taka jak Ty” and are chosen by a majority of customers. These tariff ranges have been expanded to include ultra high user bundles with the addition of Moja 500 VIP and Biznes 500 VIP tariffs during the second quarter of 2003.

Minutes of Use

Our revenue depends on the intensity of usage of our services by our subscribers, which is reflected in the number and length of calls they make, number of messages they send and volume of usage generated by using other voice and data services that we offer. We seek to stimulate usage by  increasing the number of free minutes bundled in the monthly fee, lowering tariffs, by the introduction of one-second billing for post-paid customers and by tailoring tariffs to customers’ requirements through a digressive rate per minute of use for an increasing volume of usage, which is reflected in the new post-paid tariffs offered since May 2003.

The average number of Minutes of Use per subscriber per month (“MoU”) in the third quarter of 2003 was 81 compared to 96 in the corresponding quarter of 2002. The average number of MoUs per month was 138 minutes for post-paid subscribers and 29 minutes for pre-paid subscribers compared to 144 and 37 minutes in the third quarter of 2002.

This decrease in the average number of MoUs was caused by an increasing proportion of pre-paid subscribers among our customers as well as by a decreasing volume of incoming minutes, especially from fixed-line operators. In addition, as outbound minutes are measured based on the billing increment of the relevant tariffs, the switch to per second billing made by many postpaid customers results in lower reported usage for a given length of actual talk-time.

Short Message Services

The average number of SMS was 24 SMSs per subscriber per month in the third quarter of 2003 compared to 18 in the third quarter of 2002. The average monthly number of SMSs was 27 messages per post-paid subscriber and 21 messages per pre-paid subscriber compared to 18 and 18, respectively, in the three months ended September 30, 2002.

The increase in the third quarter of 2003 was primarily due to the decrease in SMS prices offered as part of the new tariffs since October 2002, increased flexibility related to exchangeability of minutes and SMSs bundled in the monthly fee and the success of our marketing and promotional campaigns.

We believe that the number of SMSs will increase in future, thereby increasing the portion of ARPU coming from data transmission.

Average Revenue Per User1

During the third quarter of 2003, monthly Average Revenue per User (ARPU) was PLN 79.0 a decrease of 15.6% when compared to the result for the third quarter of 2002 equal to PLN 93.6. ARPU from post-paid subscribers during the third quarter of 2003 was PLN 134.3, 3.9% down comparing to the third quarter of 2002 and 2.2% up from PLN 131.4  in the second quarter of 2003. ARPU from pre-paid subscribers was PLN 29.2, 20.0% down over the same period of 2002.

The decrease in blended ARPU recorded in the quarter was driven by continuing changes in customer mix, reflected in significant growth in the number of pre-paid customers.

Post-paid ARPUs are relatively stable despite the significant price reductions made in October 2002 due to better customer mix and strong non-voice revenue growth.

Lower pre-paid ARPU was the result of a dilution of average ARPU in this segment as it grows strongly with successively lower ARPU from new users of mobile services.

ARPU for both post-paid and pre-paid subscribers was positively affected by interconnection revenue from SMS traffic originated in other mobile networks and terminated in the PTC network.

Factors Affecting Expenditures

The principal components of our operating expenditures are cost of sales and operating expenses, the latter consisting of selling and distribution costs and administration and other operating costs.

Cost of Sales

Our cost of sales includes:

•

costs of equipment sold (principally handsets and related accessories that we sell to dealers and subscribers) for purposes of customer acquisition or retention;

•

amortization and depreciation charges associated with licence fees and fixed assets;

•

other external services and network maintenance fees;

•

payments for the provision by third parties, principally TPSA, of leased lines between other operators’ networks and our network, and also between elements of our network;

•

commission payments to the dealers and sales force associated with subscriber acquisition and retention; and

•

payments to other operators for delivering calls that terminate outside our network.

We anticipate that as our network and subscriber base grows and the business matures in the coming years, the relative proportions of these expenses will shift away from the cost of merchandise sales for acquisition purposes and fixed asset amortization and depreciation charges towards aggregated leased line and interconnection fees, which vary with call volumes, content fees for data services and cost of merchandise sales for retention purposes.

Until January 1, 2003, TPSA had been the only entity in Poland permitted to provide international telecommunications services. In view of the liberalization of the international services market we have entered into interconnection agreements with certain foreign operators to carry international inbound and outbound traffic to and from our network, respectively. The pricing obtained for these services is now significantly more favorable than the arrangements with TPSA prior to January 1, 2003.

Starting from February 1, 2003 we commenced internetworking settlements with the two other Polish mobile operators, PTK Centertel and Polkomtel, related to SMS messages sent between the networks. Agreements provide for symmetrical rates for each message paid by the operator in whose network the message has been originated to the operator who terminates the message. In the third quarter of 2003 the cost of SMS interconnect amounted to PLN 29.2 million.

Operating Expenses

Our operating expenses consist of:

•

selling and distribution costs (other than fixed commissions to the dealers and sales force, who acquire subscribers, that are included in cost of sales), including advertising costs and provisions for doubtful debtors; and

•

administration and other operating costs, including external services and operations and staffing costs associated with headquarters and regional offices.

Results of Operations for the three months ended September 30, 2003 and 2002

Net Sales

Total net sales increased by approximately 12.2% to PLN 1,476.2 million in the three months ended September 30, 2003 from PLN 1,315.8 million in the three months ended September 30, 2002.  Total net sales consist of service revenues and fees and sales of telephones and accessories.

Service Revenues and Fees.  Service revenues and fees increased by 12.2% to PLN 1,426.2 million in the three months ended September 30, 2003 from PLN 1,271.3 million in the three months ended September 30, 2002. Service revenues and fees represented 96.6% of total net sales in the third quarter of 2003, unchanged form the same period of 2002.

The increase in service revenues and fees in the three months ended September 30, 2003 compared to the three months ended September 30, 2002 was due primarily to an increase in the number of subscribers by 27.7%.  This was partially offset by an increasing share of lower ARPU prepaid customers in our subscriber base and falling prepaid ARPU.

PTC’s revenue was positively impacted by the revenues from SMS Interconnection with PTK Centertel and Polkomtel, effective from February 1, 2003, which amounted to PLN 30.8 million in the third quarter.

Certain non-voice services, are in substance, characterized as agency services provided on behalf of content providers who take the role of primary obligor in the transactions despite PTC being responsible for billing and collections. In the third quarter amounts due to primary obligors of PLN 11.0 million were netted off against gross billings in arriving at net sales.

Faster subscriber growth and higher share of net additions in comparison with 2002, together with stable post-paid revenues per customer is enabling PTC to reach its objective of faster revenue growth than the 13.5 percent achieved in 2002.

Sales of Telephones and Accessories. Compared to the third quarter of 2002, revenues from the sale of telephones and accessories increased by 12.3 percent to PLN 50.0 million  when compared to PLN 44.5 million in the corresponding period of 2002. Revenues on sales of telephones and accessories represented 3.4% of total net sales in both the three months ended September 30, 2003, and in the three months ended September 30, 2002.

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that substantially all future margins will come from airtime revenues, including revenues related to non-voice services, and monthly service fees rather than activation fees and the sale of handsets and accessories. In addition, we believe that discounts on the sale of handsets sold for activation purposes will continue to have a decreasing impact on our results of operations, whilst discounts on the sale of handsets for retention purposes will have an increasingly negative impact on our results of operations.

Cost of Sales

Total cost of sales decreased by 2.6% to PLN 844.9 million in the three months ended September 30, 2003 from PLN 867.9 million in the three months ended September 30, 2002. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold.  Costs of services sold decreased by approximately 2.9% to PLN 584.5 million in the three months ended September 30, 2003 from PLN 602.0 million in the three months ended September 30, 2002.

Cost of services sold in the third quarter of 2002 was affected adversely by a one-off cost provision of PLN 52.7 million caused by a favourable regulatory decision being overturned in Court. We were able to reverse this provision in the fourth quarter of 2002 following successful completion of negotiations on new interconnection agreement with incumbent operator TPSA. Excluding the effect of this provision, costs of services sold are up 6.4% versus the third quarter of 2002. The increase in cost of services sold is mainly a result of 53.5% increase in interconnect cost as a result of an increase in traffic generated by our customers, a shift in mix away from fixed-to-mobile towards mobile-to-mobile connections and introduction of SMS interconnection with other operators.

Cost of Sales of Telephones and Accessories.  Cost of sales of telephones and accessories remained virtually unchanged at PLN 260.4 million in the third quarter of 2003 compared to PLN 265.9 million in the corresponding period of 2002.

Cost of sales of telephones and accessories remained virtually unchanged despite 10.9% increase in gross additions and higher Zloty rate against euro in the third quarter of 2003. This was achieved due to reductions in the average Euro purchase price of terminals, a higher share of starters in pre-paid gross additions relative to bundles and a small reduction in inventory levels in indirect sales channels.

Gross Margin

Gross margin for the third quarter of 2003 was PLN 631.3 million, up 40.9% compared with gross margin of PLN 448.0 million in the same period of 2002. The gross margin for the third quarter of 2002 was adversely impacted by one-off cost provision of PLN 52.7 million for interconnection cost. Excluding the effect of the provision gross margin is up 26.1%. As a percentage of total net sales, gross margin increased to 42.8% in the third quarter of 2003 from 34.0% for the third quarter of 2002.

The increase in gross margin in the three months ended September 30, 2003 compared to the three months ended September 30, 2002 was due to the increase in revenues resulting from the growth of subscriber base and higher interconnection revenues coupled with lower cost of sales.

Operating Expenses

Operating expenses for the three months ended September 30, 2003 were slightly up to  PLN 197.7 million versus 181.9 million in the third quarter of 2002. Compared to the second quarter of 2003 operating expenses decreased by 9.3%. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs increased to 9.4% in the three months ended September 30, 2003 from 9.1% in the three months ended September 30, 2002. In absolute terms, selling and distribution costs increased by 16.0% to PLN 139.1 million in the three months ended September 30, 2003 from PLN 119.9 million in the three months ended September 30, 2002. Compared to PLN 155.6 million for the second quarter of 2003 this cost category decreased by 10.6%. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers. The number of new subscribers acquired in the third quarter of 2003 was higher than in the corresponding period of 2002 by 10.9%.

The main reason for the cost increase year-on-year was bad debt expense noted in 2003 compared to bad debt income recorded in the third quarter of 2002 due to release of bad debt provision during that prior quarter.

Administration and Other Operating Costs.  As a percentage of total net sales, administration and other operating costs were approximately 4.0% and 4.7% in the three months ended September 30, 2003 and 2002, respectively.  In the third quarter of 2003 administration and other operating expenses decreased by 5.3% to PLN 58.7 million from PLN 62.0 million in the third quarter of 2002. The decrease in administrative and other operating expenses reflects continued management focus on limiting headcount growth, cost savings and procurement improvements. However, one-off write downs of GSM equipment in the third quarter of 2002 contributed PLN 3.0 million of year-onyear reduction of PLN 4.7 million.

 Operating Profit

Operating profit for the three months ended September 30, 2003, was PLN 433.6, an increase of 63.0% when compared to PLN 266.0 million in the same period of 2002 and to PLN 269.0 million for the second quarter of the current year. Excluding the one-off interconnection cost provision on the third quarter 2002 operating profit, the third quarter 2003 result is up 36.1%.

The increase in operating profit in the third quarter of 2003 is the result of a 40.9% increase in gross margin coupled with unchanged operating expenses.

As a percentage of total net sales, operating profit amounted to 29.4% in the third quarter of 2003 compared to 20.2% in the corresponding period of the previous year and to 19.2% in the second quarter of the current year.

Financial Expenses

Foreign exchange losses, interest expense, derivatives and other financial losses resulted in a net financial expense of PLN 189.2 million in the three months ended September 30, 2003 compared to the net financial expense of PLN 170.0 million in the third quarter of 2002.

For the three months ended September 30, 2003, net interest expense was PLN 67.2 million, compared to PLN 134.5 million a year ago. The fall in interest payments reflects the decline in the debt level, partially offset by a weaker Zloty exchange rate against the Euro increasing the Zloty equivalent of foreign currency interest payments. In addition, the period ended September 30, 2002 includes PLN 32.7 million of premium paid on 10¾% Notes redemption made in the third quarter of 2002.

Cash interest paid, net for the three months ended September 30, 2003, was PLN 90.5 million.

The depreciation of the local currency against the Euro (4.2%) and against the U.S. Dollar (2.1%) during the quarter resulted in a net foreign exchange loss of PLN 38.5 million, compared to a net foreign exchange loss of PLN 46.6 million for the third quarter of 2002. Net foreign exchange loss includes a net gain of PLN 6.9 million that relates to realized transactions.

Gains on hedging transactions net (realization and fair valuation of forward contracts and accrued part of cross currency swap payments) amounted to PLN 21.2 million and are included in net loss on derivatives.

During the quarter PTC recorded a net loss on derivatives and other financial expenses totalling PLN 83.5 million compared to PLN 49.5 million in the third quarter of 2002. The loss on derivatives was PLN 83.1 million and includes of a net gain of PLN 21.2 million on realisation and fair valuation of forward contracts and accrued part of cross-currency swap payments, a loss of PLN 98,3 million on the fair value valuation of call options embedded in our Notes, and a net loss of PLN 6.0 million related to rental derivatives and index swaps. Other financial loss net totalled PLN 0.4 million.

Net financial expense for the third quarter is after capitalisation of interest expenses, foreign exchange differences and related hedges and swaps totalling PLN 71.6 million into tangible and intangible fixed assets, in comparison to PLN 75.3 million in the third quarter of 2002.

We are managing our foreign exchange and interest rate risks through our hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Derivatives pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized as other financial expenses in our statements of operations. Changes in the foreign exchange currency spot and forward rates together with interest rates may impact our estimates of fair value in the future, potentially affecting our net income.

Profit before taxation, taxation charge and profit after taxation

Improved operating profitability was partially offset by higher net financial expenses in the third quarter of 2003 compared to the figures for the respective period of the previous year. Profit before taxation amounted to PLN 244.4 million, up from PLN 96.0 million in the third quarter of 2002.

A tax charge recognized in the third quarter of 2003 amounted to PLN 110.6 million as compared to a tax charge of PLN 19.3 million a year ago. The tax charge comprises of PLN 66.9 million of current tax and PLN 43.7 million of deferred tax. The current tax charge represents the first significant income tax payments made by us following the full utilization of all prior tax losses deductible in 2003.

As a result, net income for the third quarter of 2003 significantly increased to PLN 133.8 million, compared to a net income of PLN 76.7 million in the corresponding period of the previous year.

Results of Operations for the nine months ended September 30, 2003 and 2002

Net Sales

Total net sales increased by approximately 14.1 % to PLN 4,150.9 million in the nine months ended September 30, 2003 from PLN 3,637.1 million in the nine months ended September 30, 2002.  Total net sales consist of service revenues and fees and sales of telephones and accessories.

Service Revenues and Fees.  Service revenues and fees increased by 14.9 % to PLN 4,023.2 million in the nine months ended September 30, 2003 from PLN 3,501.5 million in the nine months ended September 30, 2002. Service revenues and fees represented 96.9 % of total net sales in the nine months of 2003 compared to 96.3 % in the corresponding period of 2002.

The increase in service revenues and fees in the nine months ended September 30, 2003 compared to the nine months ended September 30, 2002 was due primarily to an increase in the number of subscribers by 1,260 thousand or 27.7% and higher interconnection revenues due to increased volume of calls originated in other networks and received by our customers.  We believe that the substantial increase in our subscriber base in the above period was due primarily to the success of our marketing efforts in attracting new customers in a dynamic market.

Our revenue was positively impacted by the interconnection agreement with PTK Centertel, which came into effect in June 2002. The revenues coming from this agreement totaled PLN 169.2 million or 4.1% of total revenues in the nine months of 2003, whilst in the corresponding period of 2002 PLN 60.2 million was recognized from this source. Revenues from SMS interconnection with PTK Centertel and Polkomtel, effective from February 1, 2003 represent another new element of revenues comparing to the prior year and amounted to PLN 77.1 million in the nine months of 2003 constituting 1.9% of total revenues.

The rate of growth in revenues was lower than the rate of increase in our subscriber base due to the following factors:

•

an increased proportion of pre-paid customers in the subscriber base, who use our services less intensively on average than our post-paid subscribers;

•

falling average usage of voice services by our customers;

•

lower prices for our services offered in our new tariff plans than in our previous tariff plans.

Continued fast subscriber growth and higher market share of net additions in comparison with the first nine months of 2002, together with relatively stable post-paid revenues per customer is contributing to our performance in trying to reach our objective of faster revenue growth in 2003 than the 13.5% achieved in 2002.

Sales of Telephones and Accessories. Revenues on sales of telephones and accessories decreased by 5.8% to PLN 127.7 million compared to PLN 135.6 million in the nine months of 2002. Revenues on sales of telephones and accessories represented 3.1% of total net sales in the nine months ended September 30, 2003, compared to 3.7 % in the nine months ended September 30, 2002.

The decrease in value of telephones and accessories sold was recorded in a period of a significant increase in the number of new subscriber additions. This was caused by maintaining a low share of sales of handsets for pre-paid activations relative to starter packs, which consist of only a SIM card, without a handset and by successful promotional campaigns for post-paid subscribers, who buy deeply subsidized handsets.

As a general matter, we do not intend to achieve positive overall margins on the sale of telephones and accessories because we believe that substantially all future margins will come from airtime revenues, including revenues related to non-voice services, and monthly service fees rather than activation fees and the sale of handsets and accessories. In addition, we believe that discounts on the sale of handsets sold for activation purposes will continue to have a decreasing impact on our results of operations, whilst discounts on the sale of handsets for retention purposes will have an increasingly negative impact on our results of operations.

Cost of Sales

Total cost of sales increased by 16.8 % to PLN 2,658.9 million in the nine months ended September 30, 2003 from PLN 2,276.3 million in the nine months ended September 30, 2002. Total cost of sales consists of cost of services sold and cost of sales of telephones and accessories.

Cost of Services Sold.  Costs of services sold increased by approximately 13.3% to PLN 1,746.0 million in the nine months ended September 30, 2003 from PLN 1,541.2 million in the nine months ended September 30, 2002.

The increase in cost of services sold in the first nine months of 2003 compared to the first nine months of 2002 was due primarily to:

•

an increase in interconnection charges to PLN 556.4 million in the nine months of 2003 from PLN 322.1 million in the corresponding period of 2002 as a higher proportion of traffic moves to mobile networks and away from the fixed line networks. Interconnection cost includes PLN 225.4 million of charges related to the agreement with PTK Centertel, which is effective since mid-June 2002. In the corresponding period of 2002, we were charged PLN 75.0 million for interconnection services under the same agreement with PTK Centertel. SMS interconnection charges included in this cost category since February 2003 amounted to PLN 72.3 million in the nine months of 2003. Additionally, cost of services sold in the third quarter of 2002 was affected adversely by one-off cost provision of PLN 52.7 million caused by an favourable regulatory decision being overturned in Court. We were able to reverse this provision in the fourth quarter of 2002 following successful completion of negotiations on new interconnection agreement with incumbent operator TPSA.  Correcting for the new interconnection cost and revenue items and excluding the interconnection provision, cost of services sold would have increased by 33.1% compared to the nine months of 2002 versus adjusted service revenue growth of 9.8%. Expressed as a percentage of comparable revenues, comparable interconnections costs increased to 6.8% in the nine months of 2003 from 5.6% in the nine months of 2002. The increase reflects the increasing importance in the call mix of higher cost mobile to mobile terminated calls relative to lower cost mobile to fixed terminated calls;

•

higher commission charges due to a significantly higher number of gross additions recorded in the first nine months of 2003 comparing to the corresponding period of the previous year and to higher sales performance bonuses payable than in the corresponding period.

Cost of Sales of Telephones and Accessories.  Cost of sales of telephones and accessories increased by PLN 177.8 million, or 24.2%, to PLN 912.9 million in the nine months ended September 30, 2003 from PLN 735.1 million in the corresponding period 2002. The increase in the cost of telephones and accessories was the result of the following factors:

•

24.7% higher gross additions than in the nine moths of 2002;

•

attractively featured, and therefore more expensive handsets offered to new post-paid subscribers;

•

continuation of retention programs involving offers of subsidized replacement terminals for our higher ARPU customers;

•

higher average Zloty rate against the Euro in the nine months of 2003 compared to the average rate in the nine months of 2002, increasing the Zloty cost of handsets and accessories, which are purchased based on Euro denominated contracts.

Gross Margin

Gross margin for the nine months ended September 30, 2003 was PLN 1,492.0 million, compared with gross margin of PLN 1,360.7 million in the corresponding period of 2002. The increase in gross margin was due to increased revenues resulting from the growth in subscriber base partially offset by increased interconnection expenses. Gross margin was negatively influenced by subscriber acquisition expenses in a period of high gross subscriber additions, as we acquired 24.7% more subscribers during the first three quarters of 2003 than in the corresponding period of 2002, as well as higher retention expenses. In addition, the gross margin for 2002 was adversely impacted by one-off cost provision of PLN 52.7 million. Excluding the effect of the provision gross margin is up 5.6% year-on-year.

As a percentage of total net sales, gross margin decreased to 35.9 % in the nine months of 2003 from 37.4% in the corresponding period of 2002.The fall in gross margin percentage was influenced by the interconnection agreement with PTK Centertel and the SMS interconnection which gross up revenues and costs, having an overall negative effect on margin, as well as by the impact of the weaker Zloty on indexed expenses.

Operating Expenses

Operating expenses for the nine months ended September 30, 2003 increased to PLN 639.4 million from PLN 580.5 million in the nine months of 2002. Compared to the nine months of 2002, operating expenses increased by 10.1%. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and Distribution Costs. As a percentage of total net sales, selling and distribution costs were virtually unchanged at 11.1% in the nine months ended September 30, 2003 and in the nine months ended September 30, 2002. In absolute terms, selling and distribution costs increased by 14.6% to PLN 461.4 million in the nine months ended September 30, 2003 from PLN 402.8 million in the nine months ended September 30, 2002. Selling and distribution costs are primarily driven by our efforts to acquire new subscribers. The number of new subscribers acquired in the nine months of 2003 was significantly higher than in the corresponding period of 2002.

The main reason for the cost increase year-on-year were PLN 20.8 million higher advertising costs, as well as depreciation and amortization charges and external services expenses, which increased by PLN 9.4 million and PLN 10.5 million, respectively.

Administration and Other Operating Costs.  As a percentage of total net sales, administration and other operating costs were approximately 4.3% and 4.9% in the nine months ended September 30, 2003 and 2002, respectively.  Administration and other operating costs remained virtually unchanged at PLN 178.1 for the nine months of 2003 and PLN 177.8 million the corresponding period of 2002.

Operating Profit

Due to the above factors operating profit for the nine months ended September 30, 2003, was PLN 852.6 million, an increase of 9.3% when compared to PLN 780.2 million in the same period of 2002.

The increase in operating profit in the nine months of 2003 is the result of a 9.6% increase in gross margin coupled with the increase in operating expenses by 10.1% in comparison with the nine months of 2002.

As a percentage of total net sales, operating profit amounted to 20.5% in the nine months of 2003 compared to 21.5% in the corresponding period of the previous year. The decrease was caused by the fall in gross margin as a percentage of net sales, which was only partially offset by lower operating expenses as a proportion of net sales.

Financial Expenses

Foreign exchange losses, interest expense, gains on derivatives and other financial losses together resulted in a net financial expense of PLN 407.7 million in the nine months ended September 30, 2003 compared to the net financial expense of PLN 584.8 million in the corresponding period of 2002, a decrease of 30.3%.

For the nine months ended September 30, 2003, net interest expense was PLN 245.7 million, compared to PLN 336.0 million a year ago. Net interest expense includes PLN 32.7 million of call premium payable on the redemption of the 10 3/4% Notes due 2007. The fall in recurring interest payments reflects the decline in the debt level, partially offset by a weaker Zloty exchange rate against the Euro increasing the Zloty equivalent of foreign currency interest payments.

Cash interest paid, net for the nine months ended September 30, 2003, was PLN 352.1 million.

The depreciation of the local currency against the Euro by 15.5% and the U.S. Dollar by 3.7% during the nine months of 2003 resulted in a net foreign exchange loss of PLN 215.9 million, compared to a net foreign exchange loss of PLN 318.5 million for the nine months of 2002. Net foreign exchange loss includes a net gain of PLN 31.0 million that relates to realized transactions and the remaining amount relates to the revaluation of financial assets and liabilities denominated in foreign currencies.

Gains on hedging transactions net (realization and fair valuation of forward contracts and accrued part of cross currency swap payments) amounted to PLN 96.2 million and are included in net gain on derivatives.

During the nine months ended September 30, 2003, we recorded a net gain on derivatives and other financial expenses totaling PLN 53.9 million compared to PLN 77.4 million of other financial gain in the nine months of 2002. The gain on derivatives was PLN 57.3 million and comprised of a net gain of PLN 96.2 million on realization and fair valuation of forward contracts and accrued part of cross-currency swap payments, a loss of PLN 35.9 million on the fair valuation of call options embedded in our Notes, including the write-off of the option related to the 10¾ Notes due 2007, and a net loss of PLN 3.0 million related to rental derivatives and index swaps. Other financial loss net totaled PLN 3.4 million.

Net financial expense for the nine months of 2003 is after capitalization of interest expenses, foreign exchange differences and related hedges and swaps, totaling PLN 213.6 million, into tangible and intangible fixed assets, in comparison to PLN 272.8 million in the nine months of 2002.

We are managing our foreign exchange and interest rate risks through our hedging policy, implemented early in 2000. The hedging policy is monitored and updated continuously.

Derivatives pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized as other financial expenses in our statements of operation. Changes in the foreign exchange currency spot and forward rates together with interest rates may impact our estimates of fair value in the future, potentially affecting our net income.

Profit before tax and taxation charge

The profit before taxation amounted to PLN 445.0 million for the nine months ended September 30, 2003, compared to a profit before taxation of PLN 195.4 million for the nine months ended September 30, 2002.  For the nine months ended September 30, 2003, we had a tax charge of PLN 147.5 million compared to a tax charge of PLN 53.3 million for the nine months ended September 30, 2002.  The tax charge for the nine months ended September 30, 2003 comprises a current tax charge of PLN 67.6 million, increased in the third quarter after full utilization of prior tax losses deductible in 2003, and a deferred tax charge of PLN 79.9 million.

Net profit

Net income for the nine months of 2003 increased to PLN 297.4 million from PLN 142.2 million for the nine months of 2002. Net income growth was a result of the described above solid operating profit growth and significantly lower net financial expenses in 2003 compared to the figures for the respective period of the previous year.

Inflation

Inflation has not had a significant effect on our operations or financial condition during the three months ended September 30, 2003. Since launching services in 1996, we have not increased our tariffs as a result of inflation, while many of our costs, particularly labor costs, are inflation sensitive.

Liquidity and Capital Resources

We expect to have substantial liquidity and capital resources requirements as we continue to develop and expand our wireless business. We expect our principal requirements to consist of the following:

•

capital expenditures for existing and new network operations, including significant UMTS network build-out costs;

•

payment of UMTS license payables starting in 2005;

•

debt service requirements relating to existing debt; and

•

working capital requirements.

Historically, our liquidity requirements have arisen primarily from the need to fund capital expenditures for the expansion of our business and for our working capital requirements. We expect to continue to incur substantial additional capital expenditures in order to expand and improve the quality of our network. However, now that our coverage roll-out is virtually complete our expenditures on second generation telecommunication infrastructure are much lower than in earlier years. This trend will continue until we begin significant roll-out of our UMTS network, currently required by January1, 2006. Investments in information technology and new service platforms will continue to be important elements of our expenditures over coming years.

Sources of Financing

Primary sources of financing available to us consist of the following:

•

cash flow from operating activities;

•

financing from banks;

•

financing from the issuance of Senior Subordinated Guaranteed Notes;

•

vendor financing; and

•

operating leases.

During 2001, we signed two credit agreements totaling €700 million with a Bank Consortium led by Deutsche Bank AG Luxembourg. The original agreements limited the usage of those funds to operational and capital expenditures. Following the delay of the UMTS services launch date, announced in May 2002, PTC has renegotiated the use of proceeds for the above mentioned Bank Credit Facilities with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. The terms of the Bank Credit Facilities were amended again during the second quarter of 2003 by increasing the limits of funding which we can utilize for redemption of subordinated debt. The necessary amendments to the credit agreements were accepted by the General Shareholders Assembly.

Following the May 2002 amendment to the Bank Credit Facilities agreements, we called 50.15% of the 10¾% Notes, a principal amount of US$ 127.0 million of its aggregated US$ 253.2 million due in 2007 at the price of 105.375% with redemption date of August 20, 2002.

In the third quarter of 2002 we also repurchased EUR 12.5 million of the 10⅞% Notes issued in May 2001 and EUR 17.25 million of the 11¼% Notes issued in November 1999. In the first quarter of 2003 we repurchased EUR 5.0 million of the 10⅞% Notes issued in May 2001, leaving EUR 182.5 million of the 10⅞% Notes and EUR 282.75 million of the 11¼% Notes outstanding and listed on the Luxembourg Stock Exchange.

In the second quarter of 2003 PTC decided to call all outstanding 10¾% Notes due 2007 with the principal amount of US$ 126.2 million, constituting 49.85% of the initial total amount of the Notes, at the price of 103.583% with the date of redemption on July 1, 2003.

We may from time to time decide to further repurchase or call any of the outstanding Existing Notes.

As of September 30, 2003, we had drawn down PLN 500.0 million of the Zloty tranche and US$ 26.0 million of the multicurrency tranche of the senior secured Bank Credit Facilities, leaving approximately Euro 564.0 million available.

Total debt as of September 30, 2003 was PLN 3,529.3 million. The total debt comprised of PLN 3,512.6 million of long-term debt2 and PLN 16.7 million of current debt3. Total debt to annualized EBITDA amounted to 1.7x at September 30, 2003, down from 2.3x a year ago.

EBITDA for the three months ended September 30, 2002, amounted to PLN 662.0 million compared to PLN 108.24 MILLION IN PTC’S INVESTMENTS IN ITS GSM BUSINESS. THE COMPANY IS CONTINUOUSLY GENERATING SIGNIFICANT FREE CASH FLOW FROM ITS 2G AND 2.5G BUSINESS, WHICH AFTER DEBT SERVICE AND TAX PAYMENTS ALLOWED FOR A PLN 501.8 MILLION REDUCTION IN THE BALANCE SHEET VALUE OF DEBT IN THE THIRD QUARTER OF 2003. HOWEVER, THE ACTUAL SENIOR DEBT REPAYMENTS WERE EQUAL TO PLN 526.8 MILLION DURING THE QUARTER, THE DIFFERENCE BEING THE EFFECT OF ADVERSE BALANCE SHEET REVALUATION OF FOREIGN CURRENCY DENOMINATED DEBTS.

We believe that our short-term (up to 12 months) liquidity position is sufficient to fund our current operations due to the expected continuation of strong operating cash flows, moderate investment recorded in the third quarter of 2003 and the absence of significant mandatory debt repayments during 2003 (other than Bank Credit Facilities roll-overs). However, the commencement of current income tax payments in the third quarter of 2003 limits our ability to significantly grow cash flow over the levels seen in 2002.

Under our current long-term business plan, we expect that borrowings under the Bank Credit Facilities and under our various senior subordinated notes, together with future potential vendor financing, will provide us with the financing we require to fund our operations. We cannot assure you, however, that we will not need additional financing or that such additional financing will be available on satisfactory and commercially acceptable terms or at all.

The need for additional financing, as well as our revenues, the capital expenditures required to further build out our GSM and UMTS networks and the expenses involved in our operations will depend on a number of elements, including:

•

growth in our market penetration, our market share and the level of  competition in the markets;

•

number of our customers and cost of acquiring and retaining them, including the level of handset subsidization;

•

cost of new network equipment and maintenance of our networks;

•

regulatory changes;

•

currency exchange rate fluctuations and changes in interest rates;

•

the availability and terms of vendor financing;

•

changes in technology;

•

the availability of UMTS infrastructure and handsets; and

•

corporate income tax rates;

•

working capital requirements.

As our capital expenditure and operating expenses are linked directly to our subscriber growth, our actual capital expenditure requirements and other cash operating needs may also increase if we add more new subscribers than expected. If our capital expenditure requirements and other cash operating needs were to increase, we may also need other additional financing. We cannot assure you that any additional financing would be available on satisfactory and commercially acceptable terms or at all.

Cash Flow from Operating Activities

Net cash generated from operating activities was PLN 1,187.7 million in the nine months ended September 30, 2003 compared to PLN 1,243.2 million in the nine months ended September 30, 2002. Non-cash provisions and net non-operating items for the same periods were PLN 1,145.5 million and PLN 1,315.5 million, respectively. These principally reflect depreciation, amortization, charge to provisions and write-offs for doubtful debtors, foreign exchange losses/gains, changes in the fair value of financial instruments and interest expense net resulting from business growth and expanded financial activities

Decrease in net cash in working capital items was PLN 14.2 million in the nine months ended September 30, 2003, compared to PLN 146.1 million of increase in working capital requirements in the nine months ended September 30, 2002.

Cash Flow used in Investing Activities

Net cash used in investing activities was PLN 314.5 million in the nine months ended September 30, 2003 compared to PLN 486.4 million in the same period of 2002. Payments to suppliers of tangible fixed assets, which consist primarily of network capital equipment used in the ongoing build-out of our GSM network, were PLN 230.6 million in the nine months ended September 30, 2003 and PLN 418.2 million in the corresponding period of 2002. Payments for purchases of intangible fixed assets in the nine months of 2003 amounted to PLN 92.7 million, compared to PLN 176.3 million in the same period of 2002. These amounts differ from the amount of gross additions to tangible and intangible fixed assets because of the impact of credit payment terms on purchases of equipment, and due to interest and foreign exchange gains and losses capitalization, mainly into our UMTS licence carrying value.

Capital Expenditure for Tangible Assets

The mobile communications industry is highly capital intensive, requiring significant capital to construct mobile telecommunications networks. Capital expenditures, reflecting additions to tangible assets, for the nine months ended September 30, 2003 totaled approximately PLN 166.1 million, 39.9% less than in the previous year. The growth in the proportion of pre-paid subscribers, who tend to call more often in the off-peak hours, enables us to improve our network utilization and decreases the need for new capital expenditures on network infrastructure. Reduced spending reflects a shift towards new services investments and away from capacity and coverage investments. However, due to accelerated subscriber growth, we expect the rate of usage growth to increase later in 2003, increasing our rate of investment.

Capital Expenditure for Intangible Fixed Assets

In the nine months ended September 30, 2003, capital expenditures related to intangible assets, reflecting additions to intangible assets excluding transaction costs, amounted to PLN 86.2 million, compared to PLN 116.0 million in the nine months of 2002.

Cash Flow from and used in Financing Activities

Net cash used in financing activities was PLN 913.0 million in the nine months ended September 30, 2003, compared to net cash used in financing activities of PLN 807.8 million in the corresponding period of 2002. Capital expenditures future commitments

As a result of the UMTS network build-out, we expect that , over the long term, capital expenditures for our wireless network will continue to represent a significant portion of our total capital expenditures as we continue to expand network capacity and quality in order to improve our GSM services and launch UMTS services. However, now that our coverage roll-out is virtually complete our expenditures on second generation telecommunication infrastructure are much lower that in earlier years.

We anticipate that our capital investment will stay below historical averages until we commence deployment of our UMTS network. In the meantime, the majority of capital spending will be on network software, new service functionalities and information technology rather than on the 2G radio network. However, we are examining the capabilities, capacities and costs of EDGE (a technology which enhances the capacity of GPRS based data networks) enabling all or part of our 2G GSM network and we do not exclude the possibility that we may begin to make significant incremental investments in this technology in the future or even in advance of commencing significant investment in our UMTS roll-out.

We expect our non-license capital expenditures to total approximately PLN 3.0 billion to PLN 3.5 billion between 2003 and 2005, of which up to 50% is expected to relate directly to our UMTS network build-out costs. Due to the recent decision of OTRP to further defer the obligatory UMTS build-out deadlines, this investment schedule may be delayed or reduced.

We are required to pay the equivalent of €390 million for the UMTS License over the period from 2005 to 2022.

Item 3. Quantitative And Qualitative Disclosures About Market Risks

The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for the Zloty. For the convenience of the reader, this Form 6-K (if not otherwise stated) contains translations of:

•

certain U.S. dollar amounts into Zlotys at the rate of U.S.$1.00 = PLN 3.9799, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on September 30, 2003; and

•

certain Euro amounts into Zlotys at the rate of €1.00 = PLN 4.6435, the exchange rate quoted for accounting purposes by the National Bank of Poland, the Polish central bank, on September 30, 2003.

These translations should not be construed as representations that such Zloty amounts actually represent such U.S. dollar amounts or could be, or could have been, converted into U.S. dollars at the rates indicated or at any other rate.

Qualitative Information About Market Risk

General Risk Management Procedures

The general goal of our Treasury Department is to obtain cost efficient funding for us and to identify, measure and, if necessary, hedge financial risk. The Hedging Policy provides principles for our overall financial risk management. The Hedging Policy sets a framework within which hedging activity should be conducted. However, it allows some discretion in the precise hedging strategy to be adopted, to allow the Treasury Department to react to market conditions. Each year the Treasury Department prepares a Hedging Strategy according to the Hedging Policy, which is later submitted to the Management Board and Operating Parties. The ultimate responsibility for agreeing the details of the annual hedging strategy rests with the Management Board and Operating Parties based on the recommendations of the Risk Management Committee, consisting of the Director of Finance, the Treasurer, the Controller and the Tax Manager. The responsibility for the execution of foreign exchange and interest rate hedge transactions, within the agreed strategy and in conformity with the Policy rests with our treasury function. On the other hand, the Management Board and the Operating Parties must approve all actions taken to hedge translation risk.

Primary Market Risk Exposures

We are subject to market risk associated with fluctuations of foreign exchange rates and interest rates.

Foreign Exchange Risk

Foreign currency risk management is aimed both at minimizing the volatility of our cash flows in Zloty terms (arising from fluctuations in the exchange rate of the Zloty against other currencies) and at minimizing the adverse effect of movements in exchange rates on our earnings and value in Zloty terms. The foreign exchange rate exposure may be either transaction exposure or translation exposure.

Transaction Exposure.

Foreign exchange transaction exposure occurs when we have cash inflows or outflows in currencies other than Zloty. Our Treasury Department manages the transaction exposure based on forecasts of cash flows denominated in foreign currencies. These forecasts distinguish between forecasts of cash flows where there is significant certainty as to both the amount and timing of the cash flow (”Committed Exposures”) and those where there is some uncertainty about the amount and/or timing of the cash flow (”Uncommitted Exposures”). Hedging activities are undertaken on the basis of a rolling 12 month forecast provided by the Treasury Department and our business units. We normally seek to cover Committed Exposures in the range of such figures to be agreed by the Management Board and Operating Shareholders on at least annual basis, providing hedging can be obtained. We may seek to cover individually identified Uncommitted Exposures providing they are in compliance with the Hedging Policy and constitute an integral part of annually accepted hedging strategy.

Translation Exposure.

Foreign exchange translation exposure occurs when profit and loss or balance sheet items are denominated in foreign currencies. The movement of the Zloty against these currencies between reporting dates will result in a movement in the Zloty value of these items. The Management Board and Operating Parties must approve any action taken to hedge translation exposure.

We do not speculate in foreign currency. Speculation is defined as any action taken to increase an exposure beyond that which exists due to an underlying commercial activity, in the expectation of making a foreign currency gain.

Foreign exchange risk management transactions may be undertaken using the following instruments:

•

forward and Non Deliverable Forward (“NDF”) transactions;

•

currency swaps;

•

cross-currency interest rate swaps; or

•

FX options.

Credit Risk

Commercial Credit Risk

We operate in one industry segment, providing cellular telephone communication services. Substantially all of our trade debtors are Polish businesses and individuals. Further, we have established a network of dealers within Poland to distribute our products. The dealers share many economic characteristics, therefore receivables from each of these dealers present similar risks to us.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of subscribers comprising our customer base. Ongoing credit evaluations of our customers’ financial condition are performed and generally no collateral is required. We maintain provisions for potential credit losses and such losses, in the aggregate, have not exceeded management’s estimates. No single customer accounts for 10% or more of revenues, except for transactions with TPSA.

Financial Credit Risk

There is a risk that the counterparties may be unable to meet their obligations related to financial instruments. This credit risk is monitored and measured by our Treasury Department. In order to minimize our risk we limit our counterparties to a sufficient number of major banks and financial institutions.

The direct credit risk represents the risk of loss resulting from counterparty default in relation to on-balance sheet products. The held to maturity and market investments are subject to high quality credit criteria. The investments are also closely monitored by our Treasury Department. The Treasury Department does not expect that we would be exposed to credit risk from our counterparties due to their high credit ratings.

Changes in Future Reporting Periods

In 2003 we plan to keep the existing hedging coverage of future foreign currency operating transaction exposure resulting from handsets purchases by rolling over transactions concluded in 2002. However, we plan to complete these roll-overs at times when available forward rates are relatively attractive and, as a result, the total amount covered in relation to operating transactions can fluctuate significantly. We plan to further extend our coverage of foreign currency financing exposure by increasing the number of forward transactions (including subordinated ones) hedging our foreign currency cash flow exposures related to the nominal value of principal of the Existing Notes. The increase in hedging coverage of foreign currency financing exposure may be also achieved by redemptions of our outstanding Notes. We may also enter into new FRA transactions aimed at reduction of interest rate fluctuations.

Starting from third quarter of 2003 we will reallocate swap transaction hedging coupons on redeemed 10¾ Notes to the USD tranche drawn under the Bank Credit Facilities. After reallocation the transaction will be treated as a stream of forward transactions (par forward) hedging the planned amortization schedule of the USD tranche.

Quantitative Information About Market Risk

Interest Rate Risk

Our significant liabilities consist of the Bank Credit Facilities, the Existing Notes, finance lease agreements and license fee payables. Our Bank Credit Facilities are based on variable interest rates and, consequently, are a source of interest rate risk for us. At any time, a sharp rise in interest rates could have a material adverse impact upon our cost of working capital and interest expenses.

The Bank Credit Facilities as at September 30, 2003 consisted of a Zloty tranche of PLN 500 million at the rate of WIBOR plus a margin and USD 26 million at the rate of LIBOR plus a margin under the €550 million Bank Credit Facility. The €150 million Bank Credit Facility is not utilized. The table below presents principal and interest payments on the Bank Credit Facilities as at September 30, 2003. For the purpose of the calculation of future debt cash flows, we used WIBOR rates as at September 30, 2003, plus a margin. The weighted average interest rates computed do not consider the rate at which individual drawdowns of the facility will be refinanced. Each drawdown has a short-term maturity date and can be rolled over, subject to the annual schedule for the entire facility.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)

€550 Million Bank Credit Facility	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 09/30/03
Variable Rate (PLN)	7,273	29,090	296,084	230,285	-	-	562,732	500,000
Weighted Average Effective Interest Rate 5.82%
€550 Million Bank Credit Facility	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 09/30/03
Variable Rate (USD)	490	1,959	1,959	103,357	-	-	107,765	103,477
Weighted Average Effective Interest Rate of Tranche A - 1.90%

The €150 million Bank Credit Facility was not utilized as at September 30, 2003.

In comparison, as at December 31, 2002 our interest rate risk liabilities consisted of Bank Credit Facilities.

Principal and interest payments under the Bank Credit Facilities (in thousands of PLN)

€550 Million Bank Credit Facility	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 12/31/02
Variable Rate (PLN)	84,564	281,551	636,412	200,406	-	-	1,202,933	990,217
Weighted Average Effective Interest Rate 8.54%

The €150 million Bank Credit Facility was not utilized as at December 31, 2002.

The fair value of variable rate long-term debt presented in the table normally equals to the carrying amount.

The fair value of fixed rate long-term debt presented in the table is estimated using the expected future payments discounted at market rates except for publicly traded liabilities which are valued at market prices.

Foreign Currency Risk

As of September 30, 2003 approximately 86% of our total long-term debt was denominated in foreign currencies (Euro and U.S. Dollar). The total financial debt represents certain liabilities as presented in the Financial Statements including the Bank Credit Facilities, the drawn tranches denominated in PLN and U.S. dollars, 11¼% Notes and 10⅞% Notes, which are denominated in U.S. dollars and Euros and a finance lease payable together with index swaps embedded in the lease contract, which are denominated in U.S. dollars. A significant proportion of our other liabilities is also denominated in foreign currencies. These include our liability to the Polish government for the UMTS license which is linked to the Euro and payable in Zloty, liabilities to our suppliers of handsets, which are generally denominated or linked to Euros. As a result, operating income and cash flows are and will remain significantly exposed to an appreciation in these non-Polish currencies against the Polish Zloty.

Foreign Currency Obligations

The table below summarizes, as at September 30, 2003 our foreign currency denominated long-term obligations together with short-term portions thereof, including their fair value together with accrued interest. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the average exchange rates quoted by National Bank of Poland on September 30, 2003, which were PLN 3.9799 per U.S.$1.00 and PLN 4.6435 per €1.00

Principal and interest payments under foreign currency obligations (in thousands of PLN)

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 09/30/03
Fixed interest rate (Euro)
UMTS License	-	-	69,654	69,654	69,694	1,602,005	1,811,007	696,075
10⅞ Notes		92,159	92,159	92,159	92,159	916,582	1,285,218	917,073
11¼ Notes	73,853	147,707	147,707	147,707	147,707	1,608,363	2,273,044	1,417,554
Fixed interest rate (U.S.$)
11¼ Notes	33,580	67,161	67,161	67,161	67,161	731,307	1,033,531	646,171
Headquarters Lease (1)	7,845	32,320	33,290	34,288	35,317	258,361	401,421	218,694

Total	115,278	339,347	409,971	410,969	412,038	5,116,618	6,804,221	3,895,567

(1)

Includes index swaps embedded in the lease contract.

The table below summarizes comparative data as at December 31, 2002. For purposes of calculating the future cash flows, we used applicable debt interest rates in the case of fixed interest liabilities and the exchange rates applied for the calculation were PLN 3.8388 per U.S.$1.00 and PLN 4.0202 per €1.00.

Principal and interest payments under foreign currency obligations (in thousands of PLN)

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 12/31/02
Fixed interest rate (Euro)
UMTS License	-	-	60,303	60,303	60,303	1,386,969	1,567,878	441,952
10⅞ Notes	81,974	81,974	81,974	81,974	81,974	815,269	1,225,139	839,701
11¼ Notes	127,880	127,880	127,880	127,880	127,880	1,392,472	2,031,872	1,235,214
Fixed interest rate (U.S.$)
10¾ Notes	52,085	52,085	52,085	52,085	536,599	-	744,939	543,894
11¼ Notes	64,780	64,780	64,780	64,780	64,780	705,380	1,029,280	632,082
Headquarters Lease (1)	30,956	31,883	32,840	33,825	34,840	253,828	418,172	218,931

Total	357,675	358,602	419,862	420,847	906,376	4,553,918	7,017,280	3,911,774

 (1)

Includes index swaps embedded in the lease contract.

Hedging Transactions

A formalized risk management policy was implemented at the beginning of 2000 and describes the procedures and controls over executing these transactions. This policy also recommends natural hedging strategies such as changing the supplier invoicing currency to Zloty and increasing Zloty commitments in the Bank Credit Facilities. Under our current treasury risk management policy we do not speculate in foreign currencies, although, due to the administrative requirements imposed by IAS 39 to achieve hedge accounting, short-term hedging transactions are presented as derivative financial instruments which are held for trading purposes.

In 2000, we engaged in our first hedging transactions. Our Treasury was focused on hedging short-term transactional exposure with use of forward and NDF instruments. In 2001 we increased the hedging coverage of short-term foreign currency transactional exposure and we started hedging transactional exposures related to long term financial cash flows. In 2002 we extended the hedging of short-term transaction exposure, while the share of hedged long-term financial cash flows also increased, due to redemption of part of our Existing Notes.  We also started hedging of floating interest rate risk arising from PLN tranches of our Bank Credit Facilities and we commenced hedging of principal risk related to some of our Existing Notes after negotiating subordinated credit lines that meet the requirements of our Bank Credit Facilities. During 2003, following the latest amendments to our Bank Credit Facilities, we have begun to hedge principle risk related to Existing Notes also on a Senior basis.

Short term hedging transactions

In order to manage the volatility relating to our more significant short-term operating risks (cash outflows), we entered into a number of hedging transactions, including forward foreign currency exchange contracts and non-deliverable forward exchange currency contracts. In 2002, we entered into 105 forward and Non Deliverable Forward transactions for a total notional amount of €240.0 million and U.S. $4.5 million of which 26 transactions for a total amount of €60.0 million were still open at the end of September 2003.

In the first quarter of 2003 we entered into 14 forward and Non Deliverable Forward transactions for a total notional amount of €35 million maturing in the first quarter of 2004 in order to roll forward hedging transactions concluded in 2002 and settled in the first quarter of 2003. All these transactions remained open at the end of September 2003.

As at September 30, 2003 we had 40 open forward and Non Deliverable Forward transactions for a notional amount of €95.0 million. The purpose of these transactions is to partially hedge our short-term foreign currency cash flow exposures arising from payments for handsets.

As we have not applied our Hedge Accounting to the forward and Non Deliverable Forward transactions, these contracts are valued in the balance sheet at their fair value calculated based on the market models. The fair value of open short-term Euro transactions as of September 30, 2003, amounted to PLN 40.5 million and they were presented under current assets in our Financial Statements.

Medium and long term hedging

In 2001, we entered into seven cross-currency interest rate swaps hedging our foreign exchange risk exposure to changes in future cash flows arising from the future coupon payments on the Existing Notes for a total notional amount of €375 million and U.S.$200 million. The transactions were concluded in order to hedge 75% of the coupon payments on the 10 7/8% Notes and the Euro portion of the 11¼% Notes and 50% of the coupon payments on the 10¾% Notes and the U.S. dollar portion of 11¼% Notes.  In 2002 some 50% of 10¾% Notes were redeemed and 6.3% of 10 7/8% Notes and 5.8% of the Euro portion of the 11¼% Notes were repurchased in the secondary market and redeemed. In the first quarter of 2003 an additional 2.5% of original amount of 10 7/8% Notes were repurchased in secondary market transactions and redeemed. After these operations the coupon payments coverage of each of the Notes increased to respectively 100%, 80% and 82%. At the end of the second quarter of 2003 all outstanding 10¾ Notes were redeemed and starting from the beginning of the third quarter the relevant swap transaction was reallocated to hedge the USD tranche under our Bank Credit Facilities.

As of September 30, 2003, the fair value of all open cross currency interest rate swap transactions (including the swap reallocated to the USD tranche under our Bank Credit Facilities) amounted to PLN 4.6 million, out of which a receivable of PLN 51.9 million referred to swaps hedging against Euro exposure and a liability of PLN 56.5 million referred to swaps hedging against U.S. dollar exposure.

The fair value of cross currency interest rate swaps hedging future interest payments on the Existing Notes amounted to a receivable of PLN 17.4 million. In accordance with IAS 39 we applied Hedge Accounting to these transactions and we recognized an increase in fair value in the nine month period ended September 30, 2003, in the amount of PLN 101.6 million (net of deferred tax effect) as other reserve capital in equity. Additionally, as of September 30, 2003, PLN 3.0 million was transferred from equity to the statements of operations (as other financial expense) to match with hedged interests (as it affects the statements of operation).

The fair value of the cross currency interest swap reallocated to the USD tranche under our Bank Credit Facilities amounted to a liability of PLN 22.5 million. This instrument is treated as a stream of forwards hedging repayments of the U.S. Dollar tranche of our Bank Credit Facility and we report the changes in the fair value in the statements of operations.

In 2002 we entered into seven medium term transactions hedging risk related to nominal value of the Existing EUR Notes for the total amount of €140 million.  Due to restrictions of Bank Credit Facility agreements these transactions were concluded on a subordinated basis. The fair value of open subordinated forward transactions as of September 30, 2003, amounted to PLN 81.5 million and they all were presented under long term assets in our Financial Statements.

In the second quarter of 2003 we entered into 6 forward and Non Deliverable Forward transactions for a total notional amount of USD 30 million maturing on December 1, 2004, in order to hedge the risk related to nominal value of the Existing USD Notes. In the third quarter of 2003 we entered into another 3 forward and Non Deliverable Forward transactions for a total notional amount of USD 15 million. As the restrictions of Bank Credit Facility agreements regarding hedging of nominal value of outstanding Notes were waived by the Bank Syndicate, all these transactions were concluded on an unsubordinated basis. The fair value of open medium term forward transactions as of September 30, 2003, amounted to PLN 8.7 million and they all were presented under long term assets in our Financial Statements.

The table below provides information about foreign currency derivative instruments as at September 30, 2003.

Derivative instruments subject to foreign exchange risk (in thousands PLN)

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 9/30/03
Foreign currency forward contracts
Buy Euro/sell PLN [1]	25,703	14,796	-	-	-	-	40,499	40,499
Buy USD/sell PLN 1		8,723					8,723	8,723
Total	25,703	23,519	-	-	-	-	49,222	49,222
Foreign currency subordinated forward contracts
Buy Euro/sell PLN [1]		46,466	35,032	-	-	-	81,498	81,498
Total		46,466	35,032	-	-	-	81,498	81,498
Cross currency interest rate swaps
Receive fixed EUR, pay fixed PLN [2]	(316)	3,882	4,190	4,026	3,262	-	15,044	51,963
Receive fixed USD, pay fixed PLN [2]	(5,341)	(24,561)	(24,256)	(10,618)	(10,673)	-	(75,449)	(56,576)
Total	(5,657)	(20,679)	(20,066)	(6,592)	(7,411)	-	(60,405)	(4,613)

(1)

Represents estimated cash inflows/outflows net from settlement of the contracts using settlement rates applicable to the current settlement period.

(2)

Represents estimated cash inflows/outflows net from settlement of the contracts using current spot rates, not discounted.

The fair values of derivative financial instruments generally reflect the estimated amount that we would receive or pay to terminate the contract at the reporting date, thereby taking into account the current unrealized gains and losses on open contracts.

Other hedging activities

Following our entry into the Bank Credit Facilities in February 2001 and the amendment to the €150 Million Bank Credit Facility in September 2001, the payments related to our foreign currency obligations under our senior debt obligations changed. As the PLN tranches were substantially increased we are able to limit foreign currency drawdowns and decrease the foreign currency risk carried in our balance sheet.

To reduce the level of foreign currency exposure resulting from the Existing Notes we redeemed in 2002 and 2003 the 10¾% Notes for a total amount of U.S.$253.2 million. Due to the same reason we repurchased in the secondary market and redeemed part of 11¼% Notes and 10 7/8% Notes for the total amount of €17.2 million and €12.5 million respectively. Further reduction of the level of foreign currency exposure was continued in the first quarter of 2003, when we repurchased and redeemed  €5.0 million of the 10 7/8% Notes.

All these operations were financed from Bank Credit Facilities, of which primarily the Zloty tranches were utilized, and from Zloty operating cash flows.

Options Embedded in the Existing Notes

All Existing Notes issued by our subsidiaries have embedded derivatives- options of issuer and holders. The issuer options are separated from host contracts and accounted for as derivatives.

The valuations of these options are done by us with a binominal model. The model is based on the backward induction methodology using the replication rules, stating that a portfolio of base instruments at their value can replace an option.

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call options is written back to income immediately. The reduced interest payments resulting from the redemption of the relevant notes will be recognized as they accrue.

As at September 30, 2003, we recognized the fair value of options of PLN 91.2 million and presented them as long-term financial assets in the balance sheet.

On March 18, 2003 a new treaty on avoidance of double taxation between Poland and the Netherlands became law. The new treaty will provide for a 5 percent withholding tax on interest payments whereas previously no tax was due. The Republic of Poland has requested an exemption period to the European Union Directive 2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between associated companies of different member states providing for no withholding taxes to be levied on interest payments between EU members from January 1, 2004. Should Poland be granted the exemption and should the Company be unable to identify reasonable measures to avoid payment of the withholding tax, the Company’s Management may recommend to the shareholders that we execute the tax redemption options embedded in the indentures to the Notes. No decision has been taken in this respect as of today and the Company is in the process of taking legal advice.

In the event that Poland receives the above mentioned exemption and Management, with the confirmation of the Supervisory Board, elects to execute the tax redemption options at par, the fair value of the call options will be written off.

Part II. Other Information

Item 1. Legal proceedings and Regulatory Matters

On January 20, 2003 the Company was informed that TP SA lodged a cassation request to the Supreme Court against the Antimonopoly Court’s judgment upholding the decision of the Chairman of the Office for Telecommunication and Post Regulation (“OTRP”) from May 28, 2001, which forced TPSA to pay PTC fees for international calls terminated in PTC’s network equal to local fixed to mobile interconnection rates. Management, based on counsels advice, is of the opinion that the possibility that the Supreme Court will accept the cassation and cancel the Antimonopoly Court’s judgement is little and is treated as a contingent liability.

Due to having more than a 25 percent share in our market, in December 2002 PTC was deemed an operator with “significant market power” in the Polish mobile telephony market (“SMP operator”) by OTRP. PTC has appealed against this decision on the basis of apparent procedural failures on the part of OTRP. Both PTC’s existing direct competitors in the market have also been deemed SMP operators. An SMP operator is obliged to grant interconnection to its network on request of any legally operating telecommunication operator in Poland, if the necessary technical conditions are fulfilled.

On May 22, 2003, the Polish Parliament passed the amendment to the telecommunication law. The new telecommunication law was published on June 30 and will come into force on October 1, 2003. The main purpose of the amendment was to align the Polish telecommunication law with the European Union regulations, however prior to the introduction of the new EU Directives which came into force on July 25, 2003. The most significant new Polish laws are related to number portability in fixed-line telecommunications networks and obligations on SMP fixed-line operators to facilitate their customers the choice of provider of telecommunications services (such as domestic and international long-distance calls and fixed-to-mobile calls). The new telecommunication law introduces regulations abolishing the monopoly of TPSA for carrying fixed-to-mobile calls and constitutes a further step in liberalisation of the telecommunication market. The new law strengthens the authority of the market regulator to regulate retail tariffs and interconnection rates, which generally have to be non-discriminatory and based on transparent and objective criteria, and in case of SMP fixed-line operators have to be set based on the cost involved in providing the service.

On April 26, 2003, the law on sharing customer credit information between trade partners and competitors came into force. According to the new law such information will be distributed through Economic Information Bureaus (BIG – “Biuro Informacji Gospodarczej”) to promote good business practices and eliminate non-payment and fraud. PTC has been participating in a group of leading Polish companies which are active in creating BIGs on the Polish market.

On July 1, 2003, the Company was informed about placing by Tele2 a request to the Chairman of OTRP for setting interconnection rates between Tele2 and PTC’s network, resulting in the President of OTRP starting an Administrative process in relation to PTC. This was despite the fact that  the Company had previously proposed terms of interconnection to Tele 2 and was ready to sign an agreement on terms similar to those offered to other fixed-line operators in Poland. Since the end the third quarter we have signed an interconnection agreement with Tele2. Under this agreement, the terms of interconnection to Tele2 are similar to those offered to other fixed-line operators in Poland. As a result, the basis for the administrative procedure no longer exists.

On September 9, 2003, OTRP  delayed the obligatory date for the launch of UMTS services from January 1, 2005 to January 1, 2006. In accordance with the request filed by all three mobile operators, holders of UMTS licences, the date for achieving a 20 percent population coverage of the UMTS network has been postponed until the end of 2007 and the obligation to achieve 40 percent population coverage has been removed from the licence conditions. The decision leaves the operators the option to request access to their frequencies to begin services from January 1, 2004.

On October 14, 2003 the Sejm (Lower House of Polish Parliament) approved the new corporate income tax rate for the year 2004 to be 19 percent.  Prior to this coming into effect, the Senat (Upper House of Polish Parliament) must approve the change and it must then be signed by the President..  The Company expects that the new tax rate will be finally approved till year-end 2003 when the Polish Parliament adopts next year state budget bill. For the purpose of calculating  deferred tax assets and liabilities the current 27% rate was used as at the date of the authorization of the condensed consolidated financial statements the process of new corporate income tax rate approval has not been completed and therefore the decline to
19 percent was not fully certain.

On March 18, 2003 a new treaty on avoidance of double taxation between Poland and the Netherlands became law. The new treaty will provide for a 5 percent withholding tax on interest payments whereas previously no tax was due. The Republic of Poland has requested an exemption period to the European Union Directive 2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between associated companies of different member states providing for no withholding taxes to be levied on interest payments between EU members from January 1, 2004. Should Poland be granted the exemption and should the Company be unable to identify reasonable measures to avoid payment of the withholding tax, the Company’s Management may recommend to the shareholders that we execute the tax redemption options embedded in the indentures to the Notes. No decision has been taken in this respect as of today and the Company is in the process of taking legal advice.

Item 2. Material contracts

none

Item 3. Business environment

Business Overview

Polska Telefonia Cyfrowa Sp. z o.o., or PTC, which operates under the brand name of Era, was incorporated in 1995 by Elektrim, DeTeMobil and MediaOne. We are a company with limited liability organized under the laws of Poland. Our registered office is located at Al. Jerozolimskie 181, Warsaw, Poland. Our telephone number is +48.22.413.6000. We are governed by the provisions of the Polish Commercial Law, and are registered in the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, entry No. KS 0000029159. We are authorized under our Formation Deed, our Polish law constitutive documents, to carry out telecommunications activities, in particular mobile telephony, data transmission, data communications, Internet-related services, and services connected with fixed-line telephony. We are also authorized under our Formation Deed to conduct industrial, trading and financial operations if they are directly or indirectly necessary to or supportive of the performance of our core business. We may establish branches and set up companies in Poland and abroad.

On February 23, 1996, the Minister of Post and Telecommunications issued us a license to provide telecommunications services based on the GSM standard within the 900 MHz band, together with a permit to install and use a GSM 900 network (the ”GSM 900 License”). This network was launched six months later in August 1996 and services were first offered in September 1996. On August 11, 1999, we obtained a license to provide telecommunications services based on the GSM standard within the 1800 MHz band (the ”GSM 1800 License”). We launched our GSM 1800 network on March 1, 2000. On December 20, 2000 we obtained a Universal Mobile Telecommunications System, or UMTS, license (the ”UMTS License”), which is valid through January 1, 2023. The terms of the license have been amended twice. The second amendment resulted from the decision of the Chairman of OTRP dated September 9, 2003. The obligatory UMTS launch date has been moved to January 1, 2006. The date for achieving 20% population coverage of the UMTS network has been postponed until the end of 2007 and the 40% population coverage requirement, as originally set in the licence conditions, has been removed.At the end of February 2001 we changed our brand name from Era GSM to Era, to reflect the acquisition of our UMTS License in December 2000.

 Recent Development of the Company

Amendment of the terms of the Bank Credit Facilities

The Credit Agreements totaling Euro 700 million, signed with a consortium of banks led by Deutsche Bank AG Luxembourg, include certain limitation on the use of funds. Following the delay of the UMTS services launch date, announced in May 2002, and in anticipation of a further delay for which we have applied, we renegotiated the use of proceeds under the terms of the Bank Credit Facilities with the lenders to include the possibility of refinancing outstanding subordinated debt obligations. Some of the limitations on use of proceeds were first waived in 2002. On May 30, 2003, the senior lenders approved further redemptions or repurchases of High Yield Notes. Other changes to the Credit Facilities allow refinancing of finance lease agreements, entering into hedging transactions in respect to principal of all High Yield Notes issues on an unsubordinated basis and re-denomination of on-lending agreements between PTC and its subsidiary PTC International Finance (Holding) B.V into Zloty.

Redemption of High Yield Notes

Following the above amendments to the Bank Credit Facilities agreements, PTC decided to call the 10¾% Notes in 2002 and 2003, with a total principal amount of US$ 253.2 million.

During the third quarter of 2002, we repurchased EUR 12.5 million of the 10⅞% Notes issued in May 2001 and EUR 17.25 million of the 11¼% Notes issued in November 1999. In the first quarter of 2003 we repurchased EUR 5.0 million of the 10⅞% Notes issued in May 2001. We applied to the Luxembourg Stock Exchange to delist the principal amount of repurchased Notes.

The Notes which remain outstanding following the redemptions are as follows:

•

11¼ % Notes  due 2009 for the total principal amount of  US$150 million,

•

11¼ % Notes due 2009 for the total principal amount of  Euro 282,75 million,

•

10 7/8% Notes 2009 for the total principal amount of Euro 182.5 million.

These Notes continue to be listed on the Luxemburg Stock Exchange. However PTC may from time to time decide to further repurchase or call any of the outstanding Notes thus continuing to use its surplus cash-flows to de-leverage its balance-sheet and reduce the cost of financing.

New Tarrifs

On May 6, 2003, PTC introduced new tariffs for postpaid subscribers called “Taka jak Ty” for private and business postpaid subscribers. A differentiating feature of the new tariff plans  “Taka jak Ty” is a digressive rate per minute for an increasing volume of use. These are the only tariffs in the market which do not include airtime minutes bundled in the monthly fee, but offer a simple price per minute of use with an additional incentive of price reductions for higher usage customers.

PTC’s existing range of Moja and Biznes tariffs, including bundled minutes and as upgraded last October, continue to be offered and are chosen by a majority of customers. These tariff ranges have been expanded during the second quarter to include ultra high user bundles with the addition of Moja 500 VIP and Biznes 500 VIP tariffs.

During the third quarter we launched a new post-paid tariff plan “Moja okolica”. This tariff plan enables customers to make cheap calls from one of eight “cheap calls areas”, which are mainly low traffic parts of Poland. The price is PLN 0.69 per minute for all calls to fixed line or Era customers.

Upgrade of PTC rating

In June two rating agencies upgraded PTC credit ratings:

•

Standard&Poor’s Rating Services raised its long-term corporate credit rating on PTC to ’BB+’ from ’BB’ and subordinated debt ratings to ‘BB-‘ from ’B+’ on guaranteed subsidiaries PTC International Finance B.V. and PTC International Finance II S.A.– the issuers of PTC’s subordinated debt;

•

Moody’s Investors Service raised its senior implied credit rating on PTC to ‘Ba1’ from ‘Ba2’, Moody’s also raised subordinated debt ratings and issuer ratings to Ba3 from B1 on PTC’s guaranteed subsidiaries – the issuers of PTC’s subordinated debt.

Both upgrades reflect PTC’s on-going progress in reducing debt through internally generated cash flows and the agencies’ expectation that PTC should be able to continue to generate meaningful levels of cash flow and further strengthen its financial profile through additional debt reductions, continue to grow subscriber numbers and maintain a leading position in the Polish mobile market.

Subsequent to the announcement by Deutsche Telekom AG of an offer to buy all the shares in PTC, which it currently does not own, from Elektrim Telekomunikacja and other entities jointly controlled by Vivendi Universal S.A. and Elektrim S.A., Standard and Poor’s placed PTC’s rating under review for potential upgrade. However, on September26, 2003 Deutsche Telekom AG announcement that it was withdrawing from negotiations with Elektrim Telekomunikacja and PTC’s ownership structure accordingly remains unchanged.

Personnel changes in the Supervisory Board

Mr Maciej Raczkiewicz, member of the Supervisory Board since 2002, resigned from his position in early April 2003. Mr Raczkiewicz was appointed as a member of the Supervisory Board by Elektrim Telekomunikacja Sp. z o.o.

Mr. Zygmunt Solorz-Żak has been appointed a new member of the Supervisory Board effective April 30, 2003. Mr. Zygmunt Solorz-Żak is a Chairman of the Supervisory Board of Elektrim S.A. He is Chairman of Supervisory Boards of Telewizja Polsat S.A., Polsat Media S.A. and Invest Bank S.A. He is also co-founder of Polska Telewizja Satelitarna Polsat S.A. Mr Solorz-Żak has a technical background.

Dr. Uli Kühbacher was nominated to PTC’s Supervisory Board by T-Mobile Deutschland GmbH, effective June 12, 2003. He replaces Mr. Gerd Kareth, who had been a member of PTC’s Supervisory Board since June 22, 2001. The new Supervisory Board Member is General Counsel of T-Mobile International. In 1997 he joined the transaction and joint venture legal department of Deutsche Telekom AG. In 2000 he was appointed General Counsel of T-Mobile International and since then he has been acting as group General Counsel of the T-Mobile Group and as member of several Supervisory Boards in T-Mobile Group companies. Dr Kühbacher studied law at the University of Freiburg. He was admitted to the Bar of Frankfurt in 1991.  Dr Kühbacher worked from 1989 to 1992 as an assistant professor at the University of Darmstadt specializing in international business and banking law, in which area he obtained his Ph.D. In 1992 he joined the German law firm Hengeler Mueller in Frankfurt am Main where he worked as a business lawyer until 1997, with a one year break for the work at the UK law firm Slaughter and May in London.

New services

During the third quarter of 2003 we introduced several new products for our customers continuing our policy of providing the most innovative services and products.

From July 1 our customers can exchange multimedia messages (MMS) with the other two Polish mobile networks.

In July we introduced a new, enhanced directory assistance with a database containing more than 820 thousand entries of phone numbers of companies and institutions. Standard service is available in English and Polish, locally and abroad. The database also includes information on private our subscribers phone numbers.

Also in July we completed tests of a system of documents authorization with the use of e-signature via mobile phones. The system is based on Public Key Infrastructure (PKI) technology. The new service will allow to authorize electronic documents and transactions executed via Internet or Era Omnix.

During the third quarter 2003, we introduced several new products. We introduced new functionalities for our EraOmnix portal including SMS gateway over WAP (enabling customers to send SMSs from the WAP page), voting and discussion forum functionalities.

We also introduced new products for its individual and business customers. For its business customers we launched Field Force Management – a set of applications enabling customers remotely access their company database resources and update them. For individual customers we introduced MMS Premium services, functionally similar to SMS Premium services.

We also introduced email reader software that allows email users to use the service over voice circuits.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)

By: /s/ Boguslaw Kulakowski

Boguslaw Kulakowski, Director General

By: /s/ Martin Schneider

Martin Schneider, Director of Strategy, Marketing and Sales

By: /s/ Jonathan Eastick

Jonathan Eastick, Director of Finance

November 14, 2003

Footnotes

1 Please refer to calculations used to derive ARPU statistics presented in Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations – Operating Overview.

2 Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes (excluding current portion), Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

3 Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities and finance lease payables.

4 Reflects gross additions of tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended September 30, 2003.

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